



SECU ʌMISSION

04004105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-53606

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/1/03_____ AND ENDING_____12/31/03_____
                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SLGG Financial and Insurance Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
4001 MacArthur Boulevard, Ste 300

(No. and Street)

Newport Beach	California	92660
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jennifer Baston   (651) 665-1000
                                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

4200 Wells Fargo Center	Minneapolis	Minnesota	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC MAIL
RECEIVED
FEB 2 3 2004
WASH. D.C.
18

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)



PROCESSED

MAR 25 2004

THOMSON
FINANCIAL

OATH OR AFFIRMATION

I, James Peterson _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SLGG Financial and Insurance Services, LLC _____ , as of December 31, _____ , 20 03 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Sharon Catherine Peterson
NOTARY PUBLIC - MINNESOTA
MY COMMISSION
EXPIRES JAN. 31, 2008

_____
Signature

Secretary
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Controls

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



SLGG FINANCIAL AND INSURANCE SERVICES, LLC

Financial Statements with Supplementary
Information and Independent Auditors' Report
on Internal Control

December 31, 2003



KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

INDEPENDENT AUDITORS' REPORT

The Members
SLGG Financial and Insurance Services, LLC:

We have audited the accompanying statement of financial condition of SLGG Financial and Insurance Services, LLC (the Company) as of December 31, 2003, and the related statements of operations, changes in members' equity and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SLGG Financial and Insurance Services, LLC as of December 31, 2003, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 13, 2004



SLGG FINANCIAL AND INSURANCE SERVICES, LLC
Statement of Financial Condition
December 31, 2003

Assets

Cash	$	19,902
Commissions receivable		11,012
	$	30,914

Liabilities and Members' Equity

Liabilities:

Accounts payable	$	600
Due to WorthMark Financial Services, LLC		450
		1,050

Members' Equity:

Members' cumulative contributions		55,000
Cumulative losses		(25,136)
		29,864
	$	30,914

See accompanying notes to financial statements

SLGG FINANCIAL AND INSURANCE SERVICES, LLC
Statement of Operations
For the year ended December 31, 2003

Revenues

Commission income	$	12,626
		12,626

Expenses

Accounting services fees	5,400
Audit fees	4,166
Filing fees	2,445
Rent	1,200
Travel	405
Bank charges	294
Other services	101
Employee license fees	40
Total expenses	14,051

Net loss	$	(1,425)

See accompanying notes to financial statements

SLGG FINANCIAL AND INSURANCE SERVICES, LLC
Statement of Changes in Members' Equity
For the year ended December 31, 2003

	Securian	Singer, Lewak, Greenbaum & Goldstein, LLP	Total
Balance at December 31, 2002	$ 31,289	$ ---	$ 31,289
Net loss	(1,425)	---	(1,425)
Balance at December 31, 2003	$ 29,864	$ 0	$ 29,864

See accompanying notes to financial statements

SLGG FINANCIAL AND INSURANCE SERVICES, LLC
Statement of Cash Flows
For the year ended December 31, 2003

Cash flows from operating activities:	
Net loss	$ (1,425)
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase in commissions receivable	(10,277)
Increase in due to WorthMark Financial Services, LLC	450
Decrease in due to Securian Financial Services, LLC	(10,000)
Decrease in due to Minnesota Life	(2,700)
Net cash used in operating activities	(23,952)
Cash flows from financing activities:	
Capital contributions	0
Decrease in cash	(23,952)
Cash at beginning of year	43,854
Cash at end of year	$ 19,902

See accompanying notes to financial statements

(1) Nature of Business

SLGG Financial and Insurance Services, LLC (the Company) was formed as a limited liability company on March 16, 2001, and commenced operations on June 6, 2001. The Company is a joint venture between Securian Financial Services, Inc. (Securian), a minority unit holder, and Singer, Lewak, Greenbaum & Goldstein, LLP. Securian owns 5 class B units, which represent 49% of the voting rights in the Company, and Singer, Lewak, Greenbaum & Goldstein, LLP owns 95 class A units, which represent 51% of the voting rights.

The Company was formed to offer financial and estate planning services and seminars to the public and certain professional firm clients. The Company will ultimately aid in the sale of insurance and investment products to their clients. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934.

The Company's results of operations may not be indicative of the results that would be obtained had it operated independently.

(2) Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, including reporting or disclosure of contingent assets and liabilities, as of the statement of financial condition date and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

(3) Related Party Transactions

Through June 2003, Minnesota Life, an affiliate of Securian, provided administrative and accounting services to the Company for $450 per month. In July 2003, WorthMark Financial Services, LLC, another affiliate of Securian, began providing these services to the Company.

(4) Allocation of Profits and Losses

In addition to the $12,500 initial capital contributions made by both Securian and Singer, Lewak, Greenbaum & Goldstein, LLP, Securian has contributed $30,000 of capital pursuant to the Standby Contribution Agreement dated December 12, 2001. According to the terms of the Contribution Agreement, Securian is entitled to a 9% cumulative, preferred membership interest in the Company. The Company intends to treat payments under this interest as guaranteed payments to a partner, meaning that Securian will be entitled to receive an annual $2,700 preferred distribution on its $30,000 contribution from the Company when profits are available.

(4) Allocation of Profits and Losses, continued

The preferred interest will accumulate until the payment is declared by the board of directors. At December 31, 2003, cumulative guaranteed payments of $5,850 had not been declared. The Company intends to treat the preferred interest allocation as a deduction in arriving at net income in the period the dividend is declared. After giving effect to the preferred interest payment or allocation to Securian, the Company will allocate profits according to the terms of the Limited Liability Agreement, with 95% allocated to Singer, Lewak, Greenbaum & Goldstein, LLP, and 5% to Securian.

Net losses will be allocated based on the number of units owned by the respective members, not to exceed their capital balance.

(5) Income Taxes

The Company is a limited liability company and is being treated as a partnership for federal and state income tax purposes. Under this arrangement, taxes are not assessed at the partnership level, but any taxable income, expense, gain, loss, or credit is passed through to its owners based on each owner's distributive share.

(6) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2003, the Company had net capital and a net capital requirement of $18,852 and $5,000, respectively. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 0.06 to 1 at December 31, 2003.

(7) Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under subsection (k)(2)(i). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

SLGG FINANCIAL AND INSURANCE SERVICES, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities Exchange Commission
as of December 31, 2003

Members' equity	$	29,864
Deduction: Non-allowable assets:		
Commissions receivable		(11,012)
Net capital before haircuts on securities		18,852
Net capital	$	18,852
Total aggregate indebtedness	$	1,050
Net capital	$	18,852
Minimum capital required to be maintained (the greater of $5,000 or 6 2/3% of aggregate indebtedness of $1,050)		5,000
Net capital in excess of requirements	$	13,852
Ratio of aggregate indebtedness to net capital		0.06

There were no material differences in the computation of net capital or aggregate indebtedness between the amounts included in Part IIA of Form X-17A-5 and the above computations.

See accompanying independent auditors' report.



KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

INDEPENDENT AUDITORS' REPORT ON INTERNAL
ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Members
Williams Benator & Libby Financial Services, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of Williams Benator & Libby Financial Services, LLC (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications, and comparisons; (2) recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



Minneapolis Office
Celebrating
years
1904-2004

KPMG

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 13, 2004